                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended:  December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________  to _________

         Commission File Number:  000-32057



         AMERICAN PHYSICIANS ASSURANCE CORPORATION 401(k) PLAN AND TRUST

                              (FULL TITLE OF PLAN)

                        AMERICAN PHYSICIANS CAPITAL, INC.
                              1301 N. HAGADORN ROAD
                           EAST LANSING, MI 48826-1471

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

                          Audited Financial Statements
                           and Supplemental Schedules

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust


                     Years ended December 31, 2001 and 2000
                    with Reports of Independent Accountants

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 2001 and 2000







                                    CONTENTS

Reports of Independent Accountants...........................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................3
Statements of Changes in Net Assets Available for Benefits...................4
Notes to Financial Statements................................................5

Supplemental Schedules*

Schedule of Assets Held for Investment Purposes at End of Year..............11


* Other schedules required by Section 2520.103.10 of the Department of Labor and Regulations and Disclosure Under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of American Physicians Assurance Corporation 401(k) Plan and Trust:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Grand Rapids, Michigan
June 18, 2002

                        Report of Independent Accountants




To the Board of Directors
American Physicians Assurance Corporation 401(k) Plan and Trust:


We have audited the accompanying statements of assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of American Physicians Assurance Corporation 401(k) Plan and Trust as of December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Andrews Hooper & Pavlik P.L.C.
Okemos, Michigan
December 14, 2001

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                      December 31
                                                  2001          2000
                                               -----------   -----------
Investments:
  Participant directed investment accounts     $ 8,522,570   $ 9,977,568
  Participant loans                                 74,753       129,321
                                               -----------   -----------
Total investments                                8,597,323    10,106,889

Receivables:
  Contributions from participating employers             -        97,020
  Other                                              3,816         6,407
                                               -----------   -----------
Total receivables                                    3,816       103,427

Cash surrender value of life insurance               2,486         8,227
Cash                                                 4,076         9,406

                                               -----------   -----------
Net assets available for benefits              $ 8,607,701   $10,227,949
                                               ===========   ===========





The accompanying notes are an integral part of the financial statements.

                    AMERICAN PHYSICIANS ASSURANCE CORPORATION
                              401(k) Plan and Trust

           Statements of Changes in Net Assets Available for Benefits


                                                            Year ended December 31
                                                             2001            2000
                                                         ------------    ------------
ADDITIONS:
  Participants' contributions                            $  1,133,742    $  1,118,554
  Participating employers' contributions                      549,903         150,384
  Roll-over contributions                                           -         130,094
  Interest income                                              11,768          17,771
  Other                                                         2,994           1,091
                                                         ------------    ------------
Total additions                                             1,698,407       1,417,894

DEDUCTIONS:
  Benefits payments                                         2,381,787       1,095,182
  Net realized and unrealized depreciation
   in fair value of investments                               934,568         748,897
  Investment expenses                                           2,300           1,200
                                                         ------------    ------------
Total deductions                                            3,318,655       1,845,279
                                                         ------------    ------------

Net decrease in net assets available for benefits          (1,620,248)       (427,385)

Net assets available for benefits at beginning of year     10,227,949      10,655,334
                                                         ------------    ------------

Net assets available for benefits at end of year         $  8,607,701    $ 10,227,949
                                                         ============    ============








The accompanying notes are an integral part of the financial statements.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1.  DESCRIPTION OF THE PLAN

The following is a description of the American Physicians Assurance Corporation 401(k) Plan and Trust ("the Plan") and provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was previously referred to as MICOA Management Company, Inc. 401(k) Plan and Trust.

GENERAL

The Plan is a defined contribution plan covering employees of American Physicians Assurance Corporation, Alpha Advisors, Inc., SCW Agency Group, Inc. and KMA Insurance Agency, Inc. ("Participating Employers") who meet the eligibility requirements under the Plan and who are employed on the first day of the Plan year, or the first day of the seventh month of the Plan year coinciding with the next following date such employee meets the eligibility requirements. The Plan's operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

In 2000, participants could elect to defer and contribute up to 10 percent of their pretax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code ("IRC") Section 402 (g), to the Plan. In 2000, the Participating Employers had elected to make a matching contribution of 25 percent of the participant's deferred compensation. Effective January 1, 2001, the Plan was amended so that participants could elect to defer and contribute up to 15 percent of their pretax annual compensation, as defined in the Plan, subject to the IRC limitations discussed above, to the Plan. Also, as a result of the amendment effective January 1, 2001, the Participating Employers elected to make a contribution equal to 100 percent of the participant's deferred compensation, up to three percent of the participant's eligible compensation, and 50 percent of the participant's deferred compensation which exceeds three percent but does not exceed five percent of the participant's eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit plans.

                    American Physicians Assurance Corporation

                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the Participating Employer's contribution and an allocation of net Plan earnings. Allocations of Plan earnings are based on the relative account balances of all participants as defined in the Plan agreement. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant's account balance.

VESTING

Participants are immediately vested in both voluntary employee deferrals and Participating Employers' contributions, plus earnings thereon.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance, or periodic installments over the participant's life expectancy. If a participant's account balance is less than $5,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2001 and 2000 there were no unpaid benefits.

PARTICIPANT LOANS

A participant may borrow from the Plan an amount not in excess of 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not exceeding five years except, in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates existing at the time a participant loan is made and the loan must be adequately secured.

                    American Physicians Assurance Corporation

                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been presented on the accrual basis.

INVESTMENT VALUATION

The current value of the units owned by the Plan in the investment accounts is based on quoted redemption values on the last business day of the plan year.

The difference between the selling price, and cost of investments is reported as net realized and unrealized appreciation or depreciation in the statement of changes in net assets. The difference between fair market value and cost, or previously stated fair market value of investments, is also reported as net realized and unrealized appreciation or depreciation in the statements of changes in net assets.

As of the valuation date, all income, as well as all investment gains and losses shall be allocated to each participant's account in the proportion that each participant's account balance bears to the total of all account balances for each particular fund.

ADMINISTRATIVE EXPENSES

Administrative expenses, with the exception of certain investments expenses of the Plan, were paid by the participating employers.

RISKS AND UNCERTAINTIES

The Plan's investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

                    American Physicians Assurance Corporation

                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS

Participants direct their entire account balance between 14 investment funds through the service provider under contract with the trustee of the Plan. Effective December 28, 2001, participant account balances were transferred to new investment funds.

The Plan administrator has obtained certification from the service provider under contract with the trustee of the Plan that such information is complete and accurate. The Plan does not have any non-participant directed investments.

The Plan's investments are held by their respective investment manager.

                    American Physicians Assurance Corporation

                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



3.  INVESTMENTS (CONTINUED)

At December 31, 2001, the following investments, at fair value, exceed five percent of the value of Plan assets at January 1, 2001:

                  Small Cap Growth/Times Square Fund                 $1,507,281
                  Balanced/Dresdner RCM Fund                          1,305,378
                  Janus Adviser Worldwide Account                     1,289,797
                  Mid Cap Value/Wellington Management Fund            1,226,003
                  Alliance Growth & Income Fund                       1,177,386
                  Guaranteed Income Fund                                700,517

At December 31, 2000, the following investments, at fair value, exceed 5% of the value of Plan assets at January 1, 2000:

                  Janus Worldwide Fund                              $ 1,945,673
                  Alliance Common Stock                               1,381,230
                  Janus Balanced Fund                                 1,253,340
                  Neuberger & Berman Genesis Trust                    1,082,842
                  Alliance Money Market                                 998,613
                  Neuberger & Berman Partners Trust                     691,356
                  Scudder Growth and Income Fund                        675,938




4.  RELATED-PARTY TRANSACTIONS

During the years ended December 31, 2001 and 2000, there were no reportable party-in-interest transactions. The Plan does not consider participating employers' contributions to the Plan to be party-in-interest transactions.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements (continued)



5.  PLAN AMENDMENTS

The Plan was amended twice during 2001. The first of these two amendments, effective January 1, 2001, allowed participants to increase the maximum percentage that a participant can elect to defer from 10 percent to 15 percent of the participant's compensation, and changed the methodology for determining the matching contribution of the Participating Employers. Prior to January 1, 2001, the Participating Employer's made a matching contribution of 25 percent of the Participant's deferred compensation. Effective January 1, 2001, the participating Employers elected to make a matching contribution equal to 100 percent of the participant's deferred compensation, up to three percent of the participant's eligible compensation, and 50 percent of the participant's deferred compensation which exceeds three percent but does not exceed five percent of the participant's eligible compensation.

The second amendment was effective March 15, 2001 and changed the name of the Plan from MICOA 401(k) Plan and Trust to American Physicians Assurance Corporation 401(k) Plan and Trust.

6.  INCOME TAX STATUS

The Plan obtained its latest determination letter on June 24, 1998, in which the Internal Revenue Service stated that the plan and related trust as then designed were in accordance with applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

7.  PLAN TERMINATION

Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

                    American Physicians Assurance Corporation
                              401(k) Plan and Trust
                               Schedule H, line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2001


            (b) Identity of Issue, Borrower,     (c) Description of Investment Including Maturity Date,                  (e) Current
(a)             Lessor or Similar Party              Rate of Interest, Collateral, Par or Maturity Value    (d) Cost +       Value
------------------------------------------------------------------------------------------------------------------------------------
    * Connecticut General Life Insurance Company         Guaranteed Income Fund                                          $   700,517
    * Connecticut General Life Insurance Company         Balanced/Dresdner RCM Fund                                        1,305,378
    * Connecticut General Life Insurance Company         Alliance Growth & Income Fund                                     1,177,386
    * Connecticut General Life Insurance Company         Large Cap Growth/Dresdner RCM Fund                                  451,837
    * Connecticut General Life Insurance Company         S&P 500 Index Fund                                                  206,846
    * Connecticut General Life Insurance Company         Waddell & Reed Accumulative A Fund                                  372,272
    * Connecticut General Life Insurance Company         Mid Cap Value/Wellington Management Fund                          1,226,003
    * Connecticut General Life Insurance Company         Small Cap Growth/Times Square Fund                                1,507,281
    * Connecticut General Life Insurance Company         Janus Adviser Worldwide Account                                   1,289,797
    * Connecticut General Life Insurance Company         Templeton Foreign Account                                           285,253
                                                                                                                       -------------
                                                                                                                           8,522,570



      Participant Loans                                  Interest rates of 7.50% to 11.50% maturing between                   74,753
                                                           2002 and 2008.                                              -------------

      Total Investments                                                                                                  $ 8,597,323
                                                                                                                       =============

      There were no assets reportable as both acquired and disposed of within the plan year.

      *   Denotes a party-in-interest.
      + Information not required per Department of Labor reporting requirements.

      Employer identification number:  38-2102867
      Three digit plan number:  002

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   AMERICAN PHYSICIANS ASSURANCE CORPORATION
                                              401(k) PLAN AND TRUST


DATE:  JUNE 28, 2002                      /S/      MARGO RUNKLE
                                          -----------------------------
                                          MARGO RUNKLE, VICE PRESIDENT
                                          OF HUMAN RESOURCES AND LEGAL

                                 Exhibit Index
                                 -------------

Exhibit 23.1        Consent of PricewaterhouseCoopers LLP (1)

Exhibit 23.2        Consent of Andrews, Hooper, & Pavlik P.L.C. (1)


(1)  Filed herewith